Roth Capital Partners, LLC

888 San Clemente Drive

Newport Beach, CA 92660

China Renaissance Securities (Hong Kong) Limited

Units 8107-08, International Commerce Centre

No.1 Austin Road West, Kowloon

Hong Kong

TFI Securities and Futures Limited

11/F, Nexxus Building

41 Connaught Road

Central, Hong Kong

Prime Number Capital, LLC

12 E 49th St, Floor 27

New York, NY 10017

February 1, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ispire Technology Inc. (the “Company”)

Registration Statement on Form S-1 (File No. 333-276804)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Roth Capital Partners, LLC, China Renaissance Securities (Hong Kong) Limited, TFI Securities and Futures Limited, and Prime Number Capital, LLC, as placement agents, hereby join in the request of the Company that the effective date of such registration statement be accelerated to 5:00 p.m. (Eastern time) on February 5, 2024, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that they are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

ROTH CAPITAL PARTNERS, LLC,

By:	/s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: President & Head of Investment Banking

CHINA RENAISSANCE SECURITIES (HONG KONG) LIMITED

By:	/s/ Ike Song
Name: Ike Song
Title: Managing Director

TFI SECURITIES AND FUTURES LIMITED

By:	/s/ Michael Jiang
Name: Michael Jiang
Title: Managing Director

PRIME NUMBER CAPITAL, LLC

By:	/s/ Xiaoyan Jiang
Name: Xiaoyan Jiang
Title: Chairwoman